CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Donald F. Earnest, P.G. and report, Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Donald F. Earnest
Donald F. Earnest, P.G.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Michael J. Lechner, P.Geo. and report, Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Michael J. Lechner
Michael J. Lechner, P.Geo.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Steve L. Milne, P.E. and report, Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Steve L. Milne
Steve L. Milne, P.E.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Robert M. Robb, P.E. and report, Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Robert M. Robb
Robert M. Robb, P.E.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Clinton Strachan, P.E. and report, Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Clinton Strachan
Clinton Strachan, P.E.